Exhibit 99.1

SOLOWIN HOLDINGS (NASDAQ: AXG) Celebrates 10-Year Anniversary, Forging Compliance-First Innovation for AI + Stablecoin Ecosystem

Hong Kong, August 21, 2026 (GLOBE NEWSWIRE) — SOLOWIN HOLDINGS (Nasdaq: AXG) (together with its subsidiaries, “AXG” or the “Company”), a leading financial technology firm bridging traditional and digital assets, today announced the celebration of its tenth anniversary, marking a decade of compliance-led innovative finance.

Tracing its operating history to 2016, when it began in traditional finance, AXG has evolved into a fully compliant dual-token digital economy platform. Guided by its mission, “Mobilizing Tokens 24/7,” the Company currently operates two core business pillars: Digital Asset Tokens, centered on stablecoins and tokenized real-world assets, and AI Tokens, which brings artificial intelligence (“AI”) infrastructure, agent governance and intelligent financial services into the token economy.

AXG’s evolution has been defined by a disciplined approach to innovation and regulation compliance. The Company began operations in Hong Kong in 2016 and subsequently obtained license from the Hong Kong Securities and Futures Commission for regulated financial activities. The Company became listed on Nasdaq in 2023 and completed its virtual-asset business upgrade in Hong Kong in 2024. In 2025, AXG further expanded its capabilities in tokenization and AI through the acquisition of AlloyX Limited, a next-generation stablecoin infrastructure focused on tokenized money-market funds and cross-border payments. In 2026, the Company further advanced its tokenization and AI infrastructure initiatives and, through AX Coin Bahrain B.S.C. (c), a regulated stablecoin issuer subsidiary of AXG, secured a full stablecoin issuance license from the Central Bank of Bahrain and obtained the world’s first Sharia-compliant stablecoin certification.

AXG’s integrated ecosystem is designed to connect institutional finance with the digital asset and AI economies through an end-to-end, compliance-first operating model covering the complete token lifecycle, from stablecoin issuance, treasury management and cross-border payments to tokenization, AI-agent governance and AI-enabled payment execution. This ecosystem currently is comprised of the following platforms—AXCOIN supports regulated stablecoin issuance and agentic payments; AXONE provides global stablecoin treasury management; FERION enables real-world asset tokenization; KOVAR delivers AI infrastructure, agent identity and compliance capabilities, and a global AI Token Router; AgentX provides AI-driven wealth management; and Solomon JFZ serves as AXG’s Hong Kong virtual-asset-upgraded investment banking platform.

Mr. Peter Lok, Chairman and Chief Executive Officer of the Company, said: “Ten years ago, we began with a clear conviction: the future of finance would require both technological innovation and trusted regulatory foundations, Today, AXG is building on that foundation as an innovative and regulated platform. Our mission, ‘Mobilizing Tokens 24/7,’ reflects our focus on making regulated digital value more useful, programmable and accessible across borders, institutions and intelligent systems.”

Dr. Thomas Zhu, a director of the Company, commented “Compliance has been central to every stage of our development. Our progress across Hong Kong and Bahrain, including the full stablecoin issuance license in Bahrain and the world’s first Sharia-compliant stablecoin certification, demonstrates how responsible innovation can create a foundation for global adoption. In our next chapter, we will continue to integrate stablecoins, tokenization and AI agents into practical, institutional-grade financial infrastructure.”

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (Nasdaq: AXG) is a leading global regulated fintech company. Established in 2016, AXG combines blockchain and artificial intelligence technologies to operate a fully compliant dual-token digital economy super platform.

Guided by the mission “Mobilizing Tokens 24/7,” the Company operates two core business pillars: Digital Asset Tokens and AI Tokens. Its offerings span stablecoin issuance and payments, asset tokenization, securities trading and asset management, as well as AI-powered services including cloud infrastructure, Know-Your-Agent verification, and token router.

Through its integrated ecosystem, including AX COIN, AX ONE, FERION, Solomon JFZ , AgentX, and KOVAR, AXG empowers global institutions and investors to capitalize on the rapid growth of the dual-token economy.

For more information, visit www.alloyx.com and follow us on LinkedIn at AXG (Solowin Holdings).

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

SOLOWIN HOLDINGS
Investor Relations Department
Email: ir@solowin.io

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com